FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2014
Commission File Number: 001-35025

DIANA CONTAINERSHIPS INC.
(Translation of registrant's name into English)
Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a press release dated May 13, 2014 of Diana Containerships Inc. (the "Company") announcing the financial results for the quarter ended March 31, 2014, the declaration of a cash dividend on its common stock of $0.05 per share and reporting at-the-market offering proceeds.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File no. 333-179636) filed with the U.S. Securities and Exchange Commission with an effective date of March 21, 2012.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA CONTAINERSHIPS INC.
(registrant)

Dated: May 13, 2014	By:	/s/ Andreas Michalopoulos
Andreas Michalopoulos
Chief Financial Officer and Treasurer

EXHIBIT 99.1

Corporate Contact:
Ioannis Zafirakis
Director, Chief Operating Officer and Secretary
Telephone: + 30-216-600-2400
Email: izafirakis@dcontainerships.com
Website: www.dcontainerships.com

For Immediate Release

Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

DIANA CONTAINERSHIPS INC. REPORTS FINANCIAL RESULTS
FOR THE FIRST QUARTER ENDED MARCH 31, 2014

DECLARES CASH DIVIDEND OF $0.05 PER SHARE
FOR THE FIRST QUARTER

REPORTS AT-THE-MARKET OFFERING PROCEEDS

ATHENS, GREECE, May 13, 2014 – Diana Containerships Inc. (NASDAQ: DCIX), (the "Company"), a global shipping company specializing in the ownership of containerships, today reported net income of $0.3 million for the first quarter of 2014, compared to a net loss of $31.8 million for the respective period of 2013. During the first quarter of 2014, the Company incurred losses arising from the disposal of the vessel "Sardonyx", amounting to $0.7 million, without which the net income for the first quarter of 2014 would have been $1.0 million and the earnings per share, basic and diluted, would have been $0.03 for that quarter.

Time charter revenues, net of prepaid charter revenue amortization, were $13.5 million for the first quarter of 2014, compared to $15.1 million for the same period of 2013.

Dividend Declaration

The Company has declared a cash dividend on its common stock of $0.05 per share with respect to the first quarter of 2014. The cash dividend will be payable on or around June 11, 2014 to all shareholders of record as at May 28, 2014. The Company has 36,505,605 shares of common stock outstanding.

At-the-Market Offering Proceeds

The Company reports that during the three months ended March 31, 2014 and up to the date hereof, the Company sold in an at-the-market offering through Deutsche Bank Securities, as sales agent, an aggregate of 1,092,596 common shares at a weighted average sales price of $4.03, in connection with which the Company paid a total of $88 thousand of commissions to the sales agent corresponding to total net proceeds of $4.3 million.

Chairman and Chief Executive Officer's Comments

Symeon Palios, Chairman and CEO of Diana Containerships, commented: "After carefully considering the current containership charter market and vessel acquisition opportunities, management believes the Board's decision to reduce the cash dividend payable with respect to the first quarter is in the best interests of the Company and its shareholders and is consistent with the long-term strategy of maintaining a strong balance sheet and pursuing attractive vessel purchase opportunities as they arise. In taking this action, the Company expects to deploy its available cash to purchase additional containership vessels at currently attractive prices that will further enhance the Company's position to capitalize on the eventual recovery in the container market. The Company believes this action enhances long-term shareholder value and will evaluate future dividend decisions in light of then prevailing market conditions."

Fleet Employment Profile (As of May 13, 2014)
Currently Diana Containerships Inc.'s fleet is employed as follows:

Vessel BUILT TEU	Sister Ships*	Gross Rate (USD Per Day)	Com**	Charterer	Delivery Date to Charterer	Redelivery Date to Owners***	Notes
Panamax Container Vessels

SAGITTA	A	$7,250	1.25%	A.P. Moller -	15-Mar-13	29-Jan-14
		$7,400		Maersk A/S	29-Jan-14	15-Sep-14 - 30-Nov-14
2010 3,426
CENTAURUS	A	$7,500	3.50%	CMA CGM S.A.	13-Aug-12	1-Jun-14 - 13-Jun-14	1,2

2010 3,426
CAP DOMINGO	B	$22,850	0%	Reederei Santa	6-Feb-13	6-Feb-14	3,4,5
(ex Cap San Marco)				Conatainerschiffe
2001 3,739		$23,250		GmbH & Co. KG	6-Feb-14	23-Dec-14 - 23-Mar-15
CAP DOUKATO	B	$22,850	0%	Reederei Santa C	6-Feb-13	6-Feb-14	3,4,5
(ex Cap San Raphael)				ontainerschiffe
2002 3,739		$23,250		GmbH & Co. KG	6-Feb-14	23-Dec-14 - 23-Mar-15
SARDONYX	C	$24,750	1.00%	APL (Bermuda)	17-Feb-12	12-Feb-14	4,6,7
(ex APL Sardonyx)				Ltd.
1995 4,729
APL GARNET	C	$27,000	0%	NOL Liner (Pte)	19-Nov-12	20-Aug-15 - 19-Oct-15	4
				Ltd.
1995 4,729
HANJIN MALTA		$25,550	US$150	Hanjin Shipping	15-Mar-13	30-Mar-16 - 15-May-16	4
			per day	Co. Ltd.
1993 4,024

Post - Panamax Container Vessels

PUELO	D	$27,900	US$150	CSAV Valparaiso	23-Aug-13	23-Feb-15 - 23-Feb-16	8
			per day
2006 6,541
PUCON	D	$27,900	US$150	CSAV Valparaiso	20-Sep-13	20-Mar-15 - 20-Mar-16	8
			per day
2006 6,541

* Each container vessel is a "sister ship", or closely similar, to other container vessels that have the same letter.
** Total commission paid to third parties.
*** Charterers' optional period to redeliver the vessel to owners. Charterers have the right to add the off hire days, if any, and therefore the optional period may be extended.
1 On June 7, 2013, the Company agreed to extend as from August 13, 2013 the initially signed charter party with CMA CGM S.A., dated August 2, 2012 for a period of minimum 6 months to maximum 10 months.

2 Based on latest information.
3 For financial reporting purposes, we recognize revenue from time charters that have varying rates on a straight-line basis equal to the average revenue during the term of that time charter. We calculate quarterly dividends based on the available cash from operations during the relevant quarter.

4 For financial reporting purposes, revenues derived from the time charter agreement will be netted off during the term of the time charter with an amortization charge of the asset that was recognized at the delivery of the vessel, being the difference of the present value of the contractual cash flows to the fair value. However, we calculate quarterly dividends based on the available cash from operations during the relevant quarter.

5 Vessel chartered for a period of thirty-six (36) months plus or minus forty-five  (45) days. The net daily charter hire rate will be US$22,750 during the first twelve (12) months, US$22,850 during the second twelve (12) months and US$23,250 during the third twelve (12) months of the charter.

6 Since December 28, 2012 charterers changed to NOL Liner (Pte) Ltd.
7 Vessel sold and delivered to its new owners on February 21, 2014.
8 In case the vessel is redelivered to the Company in any period between the earliest and the maximum redelivery period after delivery, then the charterers will pay a lump sum equivalent to US$6,000 per day to the owners for the outstanding period between the redelivery date and up to the 30 months.

Summary of Selected Financial & Other Data
	For the three months ended March 31,
	2014	2013
	(unaudited)	(unaudited)
INCOME STATEMENT DATA (in thousands of US Dollars):
Time charter revenues, net of prepaid charter revenue amortization	$13,455	$15,137
Voyage expenses	88	295
Vessel operating expenses	6,629	8,232
Net income / (loss)	302	(31,799)
FLEET DATA
Average number of vessels	8.6	10.2
Number of vessels	8.0	11.0
Ownership days	771	916
Available days	771	916
Operating days	763	916
Fleet utilization	99.0%	100.0%
AVERAGE DAILY RESULTS
Time charter equivalent (TCE) rate (1)	$17,337	$16,203
Daily vessel operating expenses (2)	$8,598	$8,987

___________

(1)
Time charter equivalent rates, or TCE rates, are defined as our time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards.  Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions.  TCE is a non-GAAP measure.  TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters are generally expressed in such amounts.

(2)
Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance and vessel registry, expenses relating to repairs and maintenance, the costs of spares and consumable stores, lubricant costs, tonnage taxes, regulatory fees, environmental compliance costs and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period.

Conference Call and Webcast Information

Diana Containerships Inc. will conduct a conference call and simultaneous Internet webcast to review these results at 9:00 A.M. (Eastern Time) on Tuesday, May 13, 2014.

Investors may access the webcast by visiting the Company's website at www.dcontainerships.com, and clicking on the webcast link. The conference call also may be accessed by telephone by dialing 1-877-407-8029 (for U.S.-based callers) or 1-201-689-8029 (for international callers), and asking the operator for the Diana Containerships Inc. conference call.

A replay of the webcast will be available soon after the completion of the call and will be accessible for 30 days on www.dcontainerships.com. A telephone replay also will be available for 30 days by dialing 1-877-660-6853 (for U.S.-based callers) or 1-201-612-7415 (for international callers), and providing the Replay ID number 13579141.

About the Company

Diana Containerships Inc. is a leading global provider of shipping transportation services through its ownership of containerships. The Company's vessels are employed primarily on time charters with leading liner companies carrying containerized cargo along worldwide shipping routes.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for containership capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors.  Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

(See financial tables attached)

DIANA CONTAINERSHIPS INC.
FINANCIAL TABLES
Expressed in thousands of U.S. Dollars, except for share and per share data

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

	For the three months ended March 31,
	2014	2013
REVENUES:	(unaudited)	(unaudited)
Time charter revenues	$16,371	$19,684
Prepaid charter revenue amortization	(2,916)	(4,547)
Time charter revenues, net	13,455	15,137

EXPENSES:
Voyage expenses	88	295
Vessel operating expenses	6,629	8,232
Depreciation	2,453	3,419
Management fees	-	305
General and administrative expenses	1,650	1,272
Impairment losses	-	32,626
Loss on vessels' sale	695	-
Foreign currency losses / (gains)	(14)	45
Operating income / (loss)	1,954	(31,057)

OTHER INCOME / (EXPENSES):
Interest and finance costs	(1,668)	(755)
Interest Income	16	13
Total other expenses, net	(1,652)	(742)

Net income / (loss)	$302	$(31,799)

Earnings / (loss) per common share, basic and diluted	$0.01	$(0.99)

Weighted average number of common shares, basic and diluted	35,488,181	32,111,969

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME / (LOSS)

	For the three months ended March 31,
	2014	2013
	(unaudited)	(unaudited)
Net income / (loss)	$302	$(31,799)

Comprehensive income / (loss)	$302	$(31,799)

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET DATA
(Expressed in thousands of US Dollars)
	March 31, 2014	December 31, 2013
ASSETS

Cash and cash equivalents	$33,009	$19,685
Other current assets	4,404	3,295
Vessels' net book value	253,470	265,372
Other fixed assets, net	290	321
Restricted cash	9,870	9,870
Prepaid charter revenue	15,224	18,166
Total assets	$316,267	$316,709

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities	$3,798	$3,779
Long-term bank debt, net of unamortized deferred financing costs	98,150	98,102
Related party financing, non-current	50,389	50,233
Other non-current liabilities	138	130
Total stockholders' equity	163,792	164,465
Total liabilities and stockholders' equity	$316,267	$316,709

OTHER FINANCIAL DATA

	For the three months ended March 31,
	2014	2013
	(unaudited)	(unaudited)
Net Cash provided by Operating Activities	$5,540	$7,841
Net Cash provided by / (used in) Investing Activities	8,784	(22,472)
Net Cash used in Financing Activities	(1,000)	(9,658)